

June 3, 2014

Via E-mail
Nathan Wilcox
General Counsel and Secretary
APX Group Holdings, Inc.
4931 North 300 West
Provo, Utah 84604

      Re: APX Group Holdings, Inc.
                Form 10-K for Fiscal Year Ended December 31, 2013
                Filed March 24, 2014
                File No. 333-193639-02

Dear Mr. Wilcox:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comment in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comment applies to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 5

Company Overview, page 5

1.   Please disclose the amount of your outstanding debt and separately quantify the amount attributable to the transactions related to the acquisition of the company by Blackstone in November 2012. Disclose the percentage of 2013 cash flow used to service your debt.

2.   Please revise to clarify the business reasons for the sale of 2GIG Technologies, Inc. to Nortek, Inc., in light of the key importance of the Go!Control panels produced by 2GIG, as discussed under "Suppliers" on page 7 and the added risks discussed in the risk factor on page 12.

3.   Please disclose the consideration received for the sale of 2GIG in April 2013. Disclose the amount of proceeds from the sale distributed to your stockholders, including your Sponsor, and the amount of proceeds that may be distributed to your stockholders in the future.

4.   You state that you have employed sales representatives and installation technicians in "targeted geographical locations," whereas elsewhere in the document you state that they have been employed throughout North America. Please revise your disclosure to clarify where these employees are located, and why certain areas have been "targeted." Also disclose in what regions or areas of North America your full-time employees are located.

Competition, page 9

5.   Please provide an expanded description of the competitive conditions of your business. In this regard, please disclose the principal methods of competition (e.g., price, service) and positive and negative factors pertaining to your competitive position.

Risk Factors, page 10

Affiliates of our Sponsor own substantially all of the equity interests in us…, page 16

6.   To provide context, please quantify the amount of fees, dividends and other payments made to the Sponsor in 2013.

Risks Relating to Our Indebtedness, page 16

Our substantial indebtedness could adversely affect our financial conditions…, page 16

7.   Please quantify your debt service requirements and disclose as a percentage the "significant portion" of your cash flow that must be dedicated to debt service, both principle and interest.

Exhibits, page 94

8.   Please file the following material contracts as exhibits:
   *   The agreement for the sale of 2GIG to Nortek, Inc. (page 3);
   *   Your five-year supply agreement with 2GIG (page 3);
   *   Your license agreement with Alarm.com (page 7).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Igor Fert, Esq.
        Simpson Thacher & Bartlett LLP